FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated January 20, 2005

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MATÁV TO BE RENAMED MAGYAR TELEKOM

BUDAPEST – January 20, 2005 - Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider, today announced that the Board of Directors has made a conceptual decision on the renaming of Matáv to Magyar Telekom. According to the resolution, the official name of the company will change to Magyar Telekom Ltd. (in Hungarian: Magyar Telekom Rt.). The brand structure of the Matáv Group is expected to follow the brand structure of the Deutsche Telekom Group. A final decision on the corporate name will be made by the Extraordinary General Meeting on February 22, 2005. As a result of this decision the T-brand portfolio will be fully introduced.

Matáv Group and its parent company Deutsche Telekom have acted in close co-operation for a number of years, which will be deepened by the introduction of the T-brand in Hungary. Following the positive perception and based on the experience of the renaming of Matáv’s mobile division from Westel to T-Mobile Hungary, the full introduction of the “T” is a further step in the integration of Matáv services into the Deutsche Telekom Group. The brand structure of the Magyar Telekom Group is expected to follow the brand structure of the Deutsche Telekom Group, by introducing such excellent brands in Hungary as T-Com, T-Systems, T-Online.

Elek Straub, Chairman and CEO of Matáv said: “The close partnership with the global Deutsche Telekom Group and the overall introduction of the T-brand will contribute to the company’s value. Through the renaming, customers will be able to experience the trust and the invariable quality that international brands stand for. Under the T-brand, Magyar Telekom will increase its competitive power and will offer new innovative products and services for its Hungarian subscribers. In addition, the renaming will allow customers to enjoy the increased convenience of being able to access integrated solutions from a single source.”

Dr. Karl-Gerhard Eick, deputy CEO of Deutsche Telekom and responsible for the CEE-affiliates emphasized: “The “T” stands for quality, efficiency and innovation. It embodies the spirit and the commitment of our team, worldwide. The strength of our brand is based on a strong network between holding company and affiliates and the synergies within our group, which is a leading force in telecommunications. In those markets in which companies of the T-Group are active, our brand shows customers the way to state-of-the-art telecommunications services and top quality. The renaming clearly shows the strong commitment of Deutsche Telekom towards Matáv, it does not signify any change or any intention to alter the ownership of Matáv, with Deutsche Telekom remaining the 59.21% owner of the company.”

Financial impact

Deutsche Telekom will bear the direct operational expenses related to the renaming. The cost of the renaming and the reimbursement received from the DT Group will be accounted on a net base thus will not have any effect on Matáv’s revenue and EBITDA guidance. There is no capitalized brand name in the books of Matáv Group subject to the renaming therefore the renaming will not result in any brand name related write-off.

The renaming is expected to have a positive impact on Matáv’s operational figures. It will help to build solid brand awareness and contribute to a new brand perception. The renaming will also strengthen

Matáv’s competitive positioning in the Hungarian wireline market while usage will be stimulated by attractive new offers.

This investor release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2003 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Head of Investor Relations Department

Date: January 20, 2005